UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly Held Company

MATERIAL FACT

Postponement of the Disclosure of the First Quarter Financial Information for 2020

Oi S.A. – In Judicial Reorganization (the “Company”), in accordance with article 157, paragraph 4, of Law No. 6,404/76 and the provisions set forth in CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, pursuant to the new deadlines exceptionally established by CVM Resolution No. 852, dated April 15, 2020, the Company has decided to postpone the disclosure of its quarterly financial information and the independent auditors’ review report related to the first quarter of 2020, which was originally expected to be disclosed on May 28, 2020, to June 15, 2020.

As disclosed previously in the Material Fact dated March 6, 2020, the Company is preparing the documents required to file a proposal of amendment to its Judicial Reorganization Plan (the “JRP”) with the 7th Corporate Court of the Judiciary District of the Capital of the State of Rio de Janeiro and is making all efforts to enable the approval of such amendment at a new General Creditors’ Meeting as soon as possible.

Since the Company intends to bring the filing of the JRP amendment proposal forward, so that it occurs on or prior to June 15, 2020, the Company expects to provide its quarterly financial information and the independent auditors’ review report related to the first quarter of 2020 in a coordinated manner with the disclosure of the amendment proposal, thereby increasing visibility and understanding by the market, in a more contextualized and comprehensive manner.

In order to ensure the stability of the market’s expectations, the Company has opted to anticipate certain preliminary financial indicators of the results for the corresponding period, based on information that has not yet been reviewed by the independent auditors:

1st Quarter of 2020 (in billions of R$)
Routine EBITDA*	1.481
Cash	6.310

*Routine EBITDA considers the effects of IFRS 16. Routine EBITDA ex-IFRS 16 is equal to R$1.046 billion.

The Company will keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, May 27, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements that are not historical facts, including statements related to the Company’s beliefs and expectations, business strategies, future synergies and cost reductions, future costs and future liquidity are considered forward-looking statements. The words “will”, “shall”, “should”, “would”, “anticipate”, “intend”, “believe”, “estimate”, “expect”, “predict”, “plan”, “target”, “goal” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current view of the Company’s management and are subject to a number of risks and uncertainties. These statements are based on several assumptions and factors, including general market and economic conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or to its affiliates, or to persons acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by the Brazilian or the United Stated federal securities laws  or by the rules and regulations of the CVM, the SEC or applicable regulatory authorities in other jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. It is advisable, however, to consult other disclosures made by the Company on related matters in reports and communications that the Company files with the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer